                      Securities and Exchange Commission
                          Washington, D. C.    20549
                                  Form  11-K


ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934


                    For fiscal year ended December 31, 1994

     A.  Full title of the Plan:

         DEAN FOODS COMPANY INVESTMENT AND PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              DEAN FOODS COMPANY
                              3600 N. RIVER ROAD
                        FRANKLIN PARK, ILLINOIS  60131
                           TELEPHONE:  312/625-6200

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                             FINANCIAL STATEMENTS
                             --------------------

                          DECEMBER 31, 1994 and 1993
                          --------------------------

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                                                                        Page
                                                                        ----
Report of independent accountants                                       1

Financial statements:

   Statement of net assets available for
   plan benefits at December 31, 1994 and 1993                          2

   Statement of changes in net assets available
   for plan benefits for the year ended
   December 31, 1994                                                    3

Notes to financial statements                                           4-10

Series of transactions in excess of five percent of the current
  value of plan assets for the year ended December 31, 1994          Schedule I

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


June 10, 1995

To the Participants and
Administrator of the
Dean Foods Company
Investment and Profit Sharing Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of the Dean Foods Company Investment and Profit Sharing Plan at December 31, 1994 and 1993, and the changes in its financial status for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the footnotes to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule I and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AT DECEMBER 31, 1994 AND 1993
                         -----------------------------

                                                        1994          1993
                                                    ------------  ------------

Investments, at market value (Note 3):
  Holding account                                   $     37,755
  Balanced fund                                       12,383,704  $  5,551,118
  Money market fund                                          256     9,094,061
  Equity Income fund                                  31,307,367    23,723,999
  GIC fund                                            16,502,299    17,307,959
  Mayfield GIC fund                                    2,479,496     7,151,817
  Dean Foods stock fund                               16,529,319    12,328,329
  Government fixed fund                               41,473,238    16,540,933
  Reiter Dairy Plan account                              263,944     4,727,724
  International fund                                   1,308,453
  Equity growth fund                                   5,743,956
  Florida Plan real estate assets                      1,158,130
                                                    ------------  ------------
    Total investments                                129,187,917    96,425,940
                                                    ------------  ------------

 Employer and employee contributions receivable          488,941       931,617
 Employer profit sharing contribution receivable       1,305,009     1,289,474
 Loans to participants                                 2,936,067     1,967,521
 Interest and dividends receivable                         1,700         2,442
                                                    ------------  ------------
 Net assets available for Plan benefits             $133,919,634  $100,616,994
                                                    ============  ============


        The accompanying notes are an integral part of this statement.

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                        FOR PLAN BENEFITS FOR THE YEAR
                            ENDED DECEMBER 31, 1994
                            -----------------------


Source of assets:
  Investment income:
    Unrealized depreciation in market value of investments        $  (5,550,291)
    Realized net gains on sales of investments                        4,363,264
    Interest                                                          2,908,693
    Dividends                                                           301,475
                                                                  -------------
                                                                      2,023,141
                                                                  -------------
  Contributions:
   Employer contributions                                             3,057,632
   Employee contributions                                            10,529,178
   Profit sharing contributions                                       2,187,534
                                                                  -------------
                                                                     15,774,344
                                                                  -------------

  Transfer of assets from merged plans (Note 6)                      21,720,078
  Participant rollovers from other plans                             1,719,030
                                                                  -------------
      Total sources of assets                                        41,236,593
                                                                  -------------
 Application of assets:
  Benefit payments to Plan participants                               7,873,685
  Fees and expenses                                                      60,268
                                                                  -------------
      Total applications of assets                                    7,933,953
                                                                  -------------
 Increase in net assets during the year                              33,302,640
 Net assets available for Plan benefits, beginning of year          100,616,994
                                                                  -------------
 Net assets available for Plan benefits, end of the year          $ 133,919,634
                                                                  =============




        The accompanying notes are an integral part of this statement.

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
- ----------------------------------------

The Dean Foods Company Investment and Profit Sharing Plan (the Plan) is a defined-contribution profit sharing plan that provides retirement benefits to employees of Dean Foods Company (the Company) who have met certain length-of-service requirements.

A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the Trustee).

Participants' contributions are permitted in an amount not to exceed thirteen percent of their annual compensation. The Company is required to match participant contributions in an amount equal to twenty-five percent of the first six percent of elective contributions. In addition, the Company may elect to make an annual supplemental contribution to the Plan out of its current or accumulated net profits.

Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in ten percent increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants continue to accumulate investment income for five consecutive plan years from the plan year in which termination occurred and are then used to reduce subsequent employer contributions.

The Company believes that the Plan will continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, all assets of the Plan would become fully vested with the participants and would be distributed in accordance with the provisions of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- --------------------------------------------------

Basis of accounting
- -------------------

The financial statements have been prepared on the accrual basis of accounting.

Contributions
- -------------

Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that a maximum of forty percent of any participant's account balance may be invested in the Dean Foods stock fund.

Investments
- -----------

Purchases and sales of securities, including gains and losses on such sales, are recorded as of the trade date. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis. In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

Expenses of the Plan
- --------------------

Trustee fees are paid by the Plan. Legal, administrative and audit fees associated with the Plan are paid by the Company.

Benefits payable
- ----------------

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable are not presented as a liability in the statement of net assets or included in benefit payments in the statement of changes in net assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1994 and 1993 were $1,182,468 and $1,259,015, respectively.

NOTE 3 - INVESTMENTS:
- ---------------------

Effective October 1, 1994, the Plan began offering an international equity fund and an equity growth fund. These funds are comprised of stocks, bonds and cash. The money market fund, balanced fund, equity income fund, guaranteed income fund
(GIC), international equity fund, equity growth fund and government fixed fund are managed by Diversified Investment Advisors, formerly Mutual of New York. These funds hold various securities and financial instruments under investment guidelines specified by Diversified Investment Advisors. The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value). The Mayfield guaranteed income fund (Mayfield GIC), which consists of group annuity contracts, is managed by The Travelers Insurance Company. The Reiter Dairy Plan account is managed by the Trustee and contains various securities and financial instruments.

The Plan's assets are invested as follows:

                                              December 31, 1994
                                    -----------------------------------------
                                     Shares/
                                    par value       Cost         Market value
                                    ---------    ------------    ------------
 Holding account:
   Short-term investments                        $     37,755    $     37,755
 Balance fund:
   Corporate bonds                                 12,033,902      12,383,704
 Money market fund:
   Short-term investments                                 256             256
 Equity fund:
   Common stock                                    22,950,554      31,307,367
 GIC fund:
   Corporate bonds                                 16,502,487      16,502,299
 Mayfield GIC fund:
   Mortgages and contracts                          2,456,232       2,456,232
   Short-term investments                              23,264          23,264
 Government fixed fund:
   U.S. government issues                          41,467,585      41,467,585
   Cash                                                 5,653           5,653
 Equity growth fund:
   Common stock                                     5,513,700       5,743,956
 International fund:
   Common stock                                     1,319,947       1,300,238
   Short-term investments                               8,215           8,215
 Reiter Dairy Plan account:
   Short-term investments                              61,382          61,382
   Mortgages and contracts                            256,300         202,562
 Dean Foods stock fund:
   Common stock                     567,285        14,966,328      16,451,265
   Short-term investments                              78,054          78,054
 Florida Plan real estate assets
   Mortgages and contracts                            478,537       1,090,702
   Short-term investments                              67,428          67,428
                                                 ------------    ------------
                                                 $118,227,579    $129,187,917
                                                 ============    ============


                                       December 31, 1993
                              ------------------------------------
                               Shares/
                              par value     Cost      Market value
                              ---------  -----------  ------------
Balanced fund:
  Corporate bonds                        $ 5,179,638   $ 5,551,118
Money market fund:
  Corporate bonds                          6,745,573     9,094,061
Equity fund:
  Common stock                            14,544,229    23,723,999
GIC fund:
  Corporate bonds                         17,264,181    17,263,992
  Short term investments                      43,967        43,967
Mayfield GIC fund:
  Mortgages and contracts                  5,394,847     5,394,847
  Short term investments                   1,756,970     1,756,970
Government fixed fund:
  U.S. government issues                  16,540,933    16,540,933
Reiter Dairy Plan account:
  Common stock                             2,171,974     2,787,039
  Short-term investments                     576,915       516,565
  Mortgages and contracts                    759,184       960,217
  Corporate bonds                            416,347       463,903
Dean Foods stock fund:
  Common stock                  378,035    9,132,718    12,328,329
                                         -------------------------

                                         $80,527,476   $96,425,940
==================================================================


The changes in unrealized appreciation/(depreciation) of investments during the year ended December 31, 1994 were as follows:

                              January 1,                   December 31,
                                 1994       Appreciation       1994
                               balance     (Depreciation)     balance
                             ------------  --------------  -------------

Balanced fund                $   371,480         (21,678)       349,802
Money market fund              2,348,488      (2,348,488)             0
Equity income fund             9,179,770        (822,957)     8,356,813
GIC fund                            (189)              -           (189)
Reiter Dairy Plan account        803,304        (857,042)       (53,738)
Dean Foods stock fund          3,195,611      (1,710,673)     1,484,938
Equity growth fund                     -         230,256        230,256
International fund                     -         (19,709)       (19,709)
Florida Plan assets                    -               -        612,165
                             -----------     -----------    -----------
Total                        $15,898,464     ($5,550,291)   $10,960,338
                             ===========================    ===========

 The aggregate proceeds, costs, and realized gains/(losses) resulting from the sale of investments for the year ended December 31, 1994 were as follows:

                              Aggregate    Aggregate    Realized
                              proceeds       cost      gain/(loss)
                             -----------  -----------  -----------
Balanced fund                $   407,690  $   387,359  $   20,331
Money market fund             10,191,201    7,597,429   2,593,772
Equity income fund             2,211,216    1,520,449     690,767
GIC fund                       2,067,686    2,066,415       1,271
Mayfield GIC fund              3,194,435    3,194,435           0
Government fixed fund          2,854,835    2,854,835           0
Dean Foods stock fund          1,266,854    1,123,542     143,312
Reiter Dairy Plan account      4,449,747    3,544,192     905,555
Equity growth fund               174,114      165,850       8,264
International fund                   325          333          (8)
                             -----------  -----------  ----------

Total                        $26,818,103  $22,454,839  $4,363,264
                             ===========  ===========  ==========

NOTE 4 - SUMMARY OF FINANCIAL STATEMENT BALANCES BY FUND:
- --------------------------------------------------------

Following is a summary of certain financial statement balances by fund at December 31, 1994 and 1993:

                                                        Interest and
                                                          Dividend    Benefit
         1994                Receivables  Contribution     Income     Payments
   -----------------         -----------  ------------  ------------ ----------

Balanced fund                $  714,290   $ 2,577,938    $    2,686  $  139,060
Money market fund               293,270       869,601         2,599     797,074
Equity income fund            1,272,630     3,900,629         5,437   1,689,686
GIC fund                             69             0     1,305,632   1,416,511
Mayfield GIC fund                   113             0       266,467      47,340
Government fixed fund         1,234,737     4,216,803     1,292,979   2,417,471
Reiter Dairy plan account           296             0        25,034     240,794
Dean Foods stock fund           875,637     3,077,739       307,944   1,010,359
Equity growth fund              326,398     1,104,538         1,168     115,390
International fund               14,277        27,096           222           0
                             ----------   -----------    ----------  ----------
Total                        $4,731,717   $15,774,344    $3,210,168  $7,873,685
                             ==========   ===========    ==========  ==========

                                                       Interest and
                                                         Dividend     Benefit
          1993              Receivables  Contribution     Income      Payments
- ------------------------    -----------  ------------  ------------  ----------
Balanced fund               $  419,482   $ 1,646,500    $      394   $        0
Money market fund              479,746     1,657,662         1,892    1,548,222
Equity fund                  1,194,751     4,386,751         1,889    1,189,173
GIC fund                           366             0     1,433,575    1,612,935
Mayfield GIC fund                  258             0       644,357            0
Government fixed fund        1,322,541     4,631,190       701,908    1,032,538
Reiter Dairy plan account      194,376       504,676        18,220      613,090
Dean Foods stock fund          579,534     2,029,014       217,316      617,321
                            ----------   -----------    ----------   ----------
Total                       $4,191,054   $14,855,793    $3,019,551   $6,613,279
                            ==========   ===========    ==========   ==========

NOTE 5 - INCOME TAX STATUS:
- --------------------------

The Plan obtained its latest determination letter from the Internal Revenue Service dated June 3, 1987, which stated that the Plan, as then designed, was in compliance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 1994. As such, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6 - PLAN MERGERS:
- ---------------------

Effective May 1, 1994 the Aunt Jane Foods Company Money Purchase Pension Plan (the Aunt Jane Foods Plan) merged into the Plan. At this time, participants of the Aunt Jane Foods Plan became participants of the Plan and the Aunt Jane Foods Plan was terminated. The net assets of the Aunt Jane Foods Plan were transferred to the Plan's Trustee in the second quarter of plan year 1994.

Effective June 1, 1994 the Dean Foods Company's Florida Division Profit Sharing Plan (the Florida Plan) merged into the Plan. At this time, participants in the Florida Plan became participants in the Plan and the Florida Plan was terminated. The net assets of the Florida Plan were transferred to the Plan's Trustee in the third quarter of plan year 1994.

                                                                 SCHEDULE I
                                                                 ----------


                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                      SERIES OF TRANSACTIONS IN EXCESS OF
               FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------


                               Number of                   Number of                     Cost of    Net Gain/
Description of asset           Purchases  Purchase Price     Sales      Selling Price  Assets Sold  (Net Loss)
- ----------------------------------------------------------------------------------------------------------------
Equity Income Fund               37        10,280,741         20          2,211,216     1,520,449      690,767
Collective Short-Term
  Investment Fund                91        10,414,280         82         10,458,247    10,458,247            0
Collective Short-Term
  Investment Fund               362        39,694,225        258         41,309,135    41,309,135            0
Balanced Fund                    35         7,240,421         10            407,690       387,359       20,331
Money Government Fund            44        27,836,418         13          2,854,835     2,854,835            0
Money Market Fund                20           850,548         11         10,191,201     7,597,429    2,593,772
Equity Growth Fund               31         5,322,236          6            174,114       165,850        8,264
Dean Foods Company
  Common Stock Fund              30         7,026,068         12          1,269,088     1,123,542      143,312

                                                                 EXHIBIT 1


                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-994753) of Dean Foods Company of our report dated June 10, 1995 appearing on page 4 of the Annual Report of Dean Foods Company Investment and Profit Sharing Plan on Form 11-K for the year ended December 31, 1994.




________________________
Price Waterhouse LLP


Chicago, Illinois
June 27, 1995

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                              Dean Foods Company
                              Investment and Profit Sharing Plan



                              By:   /s/ Gerald W. Berger
                                  -------------------------------------
                                    Gerald W. Berger
                                    Member of Plan Administrative
                                    Committee for Dean Foods Company
                                    Investment and Profit Sharing Plan



Date: June 29, 1995